UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April  07, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer


1. Highlights of the Quarter and Year of 2003

The fixed plant in service comprised 15.1 million lines at the end of 2003 (with net additions of 34,000 lines in the quarter and 72,000 in the year).

ADSL accesses totaled 217,000 subscribers (+48.5% from 3Q03 and +427.5% from 2002).

The mobile plant reached 3.9 million subscribers, increasing by approximately
1.0 million in 4Q03 and 2.5 million subscribers in 2003.

Gross revenues amounted to R$ 5,252 million for the quarter (+1.9% from 3Q03), and R$ 19,427 million for the year (+20.7%). This growth was driven mainly by wireless (+180.2%), long distance (+43.4%), and data transmission services (+30.7%). Consolidated net revenues amounted to R$ 3,671 million for the quarter (-2.6% from 3Q03), reaching R$ 14,003 million for the year (+17.9%).

Wireline ARPU stood at R$ 73 for the quarter (-5.9% from 3Q03) and R$ 72 for the year (+12.3%). Wireless ARPU was R$ 27 for 4Q03 (-6.6% from 3Q03) and R$ 30 for the year (-9.1%).

Provisions for doubtful accounts amounted to R$ 144 million for the quarter (2.7% of gross revenues) and R$ 598 million for the year, equal to 3.1% of gross revenues (2002 - 3.8%).

EBITDA for 4Q03 was R$ 1,603 million, with a 43.7% margin. For 2003, EBITDA reached R$ 6,221 million (+16.2% from 2002), with a 44.4% margin (45.1% in 2002).

Net financial expenses totaled R$ 530 million for the quarter (-12.5% from 3Q03) and R$ 2,106 million for the year (+4.1%).

Net income for the quarter amounted to R$ 514 million (net losses of R$ 24 million for 3Q03). Net income for the year totaled R$ 213 million (net losses of R$ 416 million for 2002), with earnings per thousand shares of R$ 0.56 (US$
0.18 per ADR).

Capital expenditures (Capex) amounted to R$ 912 million in the quarter and R$ 1,682 million in the year, of which R$ 1,085 million were alocated to wireline and R$ 554 million to wireless operations. Capex levels in 2003 were 17.2% below the 2002 figures, representing 12.0% of the consolidated net revenues (2002 - 17.1%).

Cash flow after capex reached R$ 1,538 million for the quarter. During 2003, it increased by 74.9% to R$ 4,025 million, equal to a 23.8% yield (based on year-end stock prices).

Consolidated net debt for 4Q03 amounted to R$ 7,835 million (-9.5% from 3Q03).
  For the year, net debt decreased by R$ 1,286 million (-14.1%).

TNL management has proposed the distribution of dividends in the amount of R$ 342 million, in addition to interest on capital (IOC) already declared, totaling R$ 800 million for the year of 2003. TMAR management has proposed the distribution of dividends in the amount of R$ 130 million, in addition to IOC already declared, totaling R$ 1 billion for the year of 2003.